UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2017 and December 31, 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of December 31, 2017 and 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

	NOTE	12.31.2017	12.31.2016
		ThCh$	ThCh$
ASSETS
Current assets:

Cash and cash equivalents	4	136,242,116	141,263,880
Other financial assets	5	14,138,161	60,152,627
Other non-financial assets	6.1	5,611,861	8,601,209
Trade and other accounts receivable, net	7	191,284,680	190,524,354
Accounts receivable from related companies	11.1	5,370,232	5,788,683
Inventory	8	131,363,000	144,709,348
Current tax assets	9.2	—	1,702,296
Total Current Assets		484,010,050	552,742,397

Non-Current Assets:
Other financial assets	5	74,259,085	80,180,880
Other non-financial assets	6.2	47,394,345	35,246,823
Trade and other receivables	7	2,395,851	3,527,732
Accounts receivable from related parties	11.1	156,492	147,682
Investments accounted for under the equity method	13.1	86,809,069	77,197,781
Intangible assets other than goodwill	14.1	663,272,878	680,996,062
Goodwill	14.2	93,598,217	102,919,505
Property, plant and equipment	10.1	659,750,499	666,150,885
Deferred income tax assets	9.5	3,212,981	—
Total Non-Current Assets		1,630,849,417	1,646,367,350
Total Assets		2,114,859,467	2,199,109,747

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

	NOTE	12.31.2017	12.31.2016
		ThCh$	ThCh$
LIABILITIES AND EQUITY
LIABILITIES
Current Liabilities:
Other financial liabilities	15	67,981,405	64,800,570
Trade and other accounts payable	16	257,519,477	242,836,356
Accounts payable to related parties	11.2	33,961,437	44,120,335
Provisions	17	2,676,418	682,778
Income taxes payable	9.3	3,184,965	10,828,593
Employee benefits current provisions	12	35,955,643	35,653,431
Other non-financial liabilities	18	27,007,977	20,612,791
Total Current Liabilities		428,287,322	419,534,854

Other financial liabilities	15	675,767,201	721,570,587
Trade and other payables	16	1,132,926	9,509,827
Provisions	17	62,947,748	72,399,115
Deferred income tax liabilities	9.5	125,204,566	125,608,802
Post-employment benefit liabilities	12	8,286,355	8,157,745
Other non-financial liabilities	18	—	158,790
Non-Current Liabilities:		873,338,796	937,404,866

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		335,523,254	295,708,512
Other reserves		185,049,228	254,159,496
Equity attributable to equity holders of the parent		791.310.056	820,605,582
Non-controlling interests		21,923,293	21,564,445
Total Equity		813,233,349	842,170,027
Total Liabilities and Equity		2,114,859,467	2,199,109,747

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

for the period between January 1 and December 31, 2017 and 2016

		01.01.2017	01.01.2016
	NOTE	12.31.2017	12.31.2016
		ThCh$	ThCh$
Net sales		1,848,878,619	1,777,459,320
Cost of sales	23	(1,069,024,964)	(1,033,910,027)
Gross Profit		779,853,655	743,549,293
Other income	24	550,834	1,760,899
Distribution expenses	23	(192,927,875)	(183,676,895)
Administrative expenses	23	(348,199,321)	(346,202,795)
Other expenses	25	(16,701,471)	(22,765,167)
Other (loss) gains	27	(2,537,269)	(3,387,377)
Financial income	26	11,194,375	9,661,692
Financial expenses	26	(55,220,369)	(51,374,971)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	13.3	(80,360)	(262,582)
Foreign exchange differences		(1,370,910)	(67,518)
Income by indexation units		(3,762,930)	(6,378,375)
Net income before income taxes		170,798,359	140,856,204
Income tax expense	9.4	(51,797,634)	(48,807,093)
Net income		119,000,725	92,049,111

Net income attributable to
Equity holders of the parent		117,835,790	90,525,991
Non-controlling interests		1,164,935	1,523,120
Net income		119,000,725	92,049,111

Earnings per Share, basic and diluted		$	$
Earnings per Series A Share	19.5	118.56	91.08
Earnings per Series B Share	19.5	130.42	100.19

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the period between January 1 and December 31, 2017 and 2016

	01.01.2017	01.01.2016
	12.31.2017	12.31.2016
	ThCh$	ThCh$
Net income	119,000,725	92,049,111
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(329,477)	(29,423)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(68,831,435)	148,686
Gain (losses) from cash flow hedges	(813,844)	(42,836,575)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	84,017	7,060

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	232,666	(2,431,408)
Income tax related to cash flow hedges	167,348	13,301,186
Total comprehensive income	49,510,000	60,208,637
Total comprehensive income attributable to:
Equity holders of the parent	48,725,522	59,704,657
Non-controlling interests	784,478	503,980
Total comprehensive income	49,510,000	60,208,637

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity for the period between January 1 and December 31, 2017 and 2016

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2017	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027
Changes in Equity
Comprehensive income
Net income	—	—	—	—	—	—	117,835,790	117,835,790	1,164,935	119,000,725
Other comprehensive income	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	—	(69,110,268)	(380,457)	(69,490,725)
Total Comprehensive income	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	117,835,790	48,725,522	784,478	49,510,000
Dividends	—	—	—	—	—	—	(78,021,048)	(78,021,048)	(425,630)	(78,446,678)
Total changes in equity	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	39,814,742	(29,295,526)	358,848	(28,936,678)
Ending balance as of 12/31/2017	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2016	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300
Changes in Equity
Comprehensive income
Net income	—	—	—	—	—	—	90,525,991	90,525,991	1,523,120	92,049,111
Other comprehensive income	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	—	(30,821,334)	(1,019,140)	(31,840,474)
Total Comprehensive income	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	90,525,991	59,704,657	503,980	60,208,637
Dividends	—	—	—	—	—	—	(69,572,910)	(69,572,910)	—	(69,572,910)
Total changes in equity	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	20,953,081	(9,868,253)	503,980	(9,364,273)
Ending balance as of 12/31/2016	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

for the period between January 1 and December 31, 2017 and 2016

		01.01.2017	01.01.2016
	NOTE	12.31.2017	12.31.2016
		ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,388,420,701	2,415,467,366
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,495,009,304)	(1,624,748,620)
Payments to and on behalf of employees		(221,146,637)	(210,545,781)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(333,155,023)	(280,846,689)
Dividend received		1,540,090	745,805
Interest payments		(53,103,434)	(49,931,807)
Interest received		8,240,023	8,610,102
Income tax payments		(40,654,077)	(25,721,727)
Other cash movements (tax on bank debits Argentina and others)		(7,171,991)	(9,582,089)
Cash flows provided by (used in) Operating Activities		247,960,348	223,446,560

Cash flows provided by (used in) Investing Activities
Investment in associates	13.2	(15.570.161)	(17,586,575)
Proceeds from sale of Property, plant and equipment		99,421	70,431
Purchase of Property, plant and equipment		(168,857,680)	(128,217,485)
Purchase of intangible		(11,923,449)	—
Proceeds from other long-term assets (term deposits over 90 days)		81,258,426	109,824,298
Purchase of other long-term assets (term deposits over 90 days)		(41,059,494)	(77,789,768)
Payments on forward, term, option and financial exchange agreements		1,374,638	(217,218)
Other payments on acquisition of financial instruments	5.b.2	(14,153,111)	—
Net cash flows used in Investing Activities		(168,831,410)	(113,916,317)

Cash Flows generated from (used in) Financing Activities
Proceeds from short-term loans obtained		71,801,741	22,188,721
Loan payments		(52,146,995)	(35,864,121)
Financial lease liability payments		(4,745,884)	(5,533,160)
Dividend payments by the reporting entity		(74,968,175)	(67,591,930)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(18,286,457)	(11,424,035)
Net cash flows (used in) generated by Financing Activities		(78,345,770)	(98,224,525)

Net increase in cash and cash equivalents before exchange differences		783,168	11,305,718
Effects of exchange differences on cash and cash equivalents		(5,804,932)	797,223
Net decrease in cash and cash equivalents		(5,021,764)	12,102,941
Cash and cash equivalents — beginning of year	4	141,263,880	129,160,939
Cash and cash equivalents - end of year	4	136,242,116	141,263,880

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (previously the Superintendence of Securities and Insurance pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. The Company has distribution licenses from The Coca-Cola Company in all its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019. In Argentina in 2022; in Brazil in the renewal process and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all these licenses, and they are expected to be renewed under similar conditions on the date of expiration.

As of December 31, 2017, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1           Periods covered

These Consolidated financial statements encompass the following periods:

Consolidated Statement of Financial Position: As of December 31, 2017, and December 31, 2016.

Consolidated Income Statements by Function and Comprehensive Income: For the periods between January 1 and December 31, 2017 and 2016.

Consolidated Statements of Direct Cash Flows: For the periods between January 1 and December 31, 2017 and 2016.

Consolidated Statements of Changes in Equity:  Balance and movements between January 1 and December 31, 2017 and 2016.

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements for the period ended December 31, 2017 and December 31, 2016, were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

The Consolidated Financial Statements have been presented in accordance to the historic cost criteria, although amended by the revaluation of certain financial instruments and derivative financial instruments.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2017 and December 31, 2016, and the results of operation, changes in equity and statements of cash flows for the periods between January 1 and December 31, 2017 and 2016, which were approved by the Board of Directors on February 27, 2018.

These Consolidated Financial Statements have been prepared, based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2017 and December 31, 2016, and results of operations for the periods between January 1 and December 31, 2017 and 2016, and cash flows for the periods between January 1 and December 31, 2017 and 2016. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2017			12-31-2016
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99

Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99

96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99

96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99

Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98

96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99

76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99

Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99

96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27

96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99

Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83

76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99

78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99

76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50

93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2                     Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates and value of the UF at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2017	614.75	185.84	32.96	26,798.14	0.110	739.15
12.31.2016	669.47	205.42	42.13	26,347.98	0.116	705.60

2.5.3                             Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Revenue and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$ Brazilian Real
Embotelladora del Atlántico S.A.	A$ Argentine Peso
Andina Empaques Argentina S.A.	A$ Argentine Peso
Paraguay Refrescos S.A.	G$ Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable, which are considered part of an equity investment, are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                               Property, plant, and equipment

Assets included in Property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of Property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between the valuation of liabilities at fair value and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement-reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function.

If there are items available for sale and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination.  Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                               Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                               Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At the close of each period, the Company assesses if there is evidence of impairment for any asset or group of financial assets. As of December 31, 2017 and December 31, 2016, there are no signs impairment in any of the Company’s financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for selling it in the short term.  Assets in this category are classified in current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the fiscal year in which they are generated.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company and its subsidiaries may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in consolidated administrative expenses.

2.9.3                             Financial assets held to maturity

Other financial assets correspond to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income.

2.10                                Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39. As of December 31, 2017 and December 31, 2016, the Company had no implicit derivatives.

Fair value hierarchy

The Company records assets and liabilities as of December 31, 2017 and December 31, 2016, based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:             Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:             Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:             Inputs for the assets or liabilities that are not based on observable market data information.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables and other accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short-term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents includes cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities.

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.16                                Employee benefits

The Company has a provision to cover indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of Property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases that are capitalized at the inception of the lease of the item of Property, plant and equipment at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.19                                Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated number of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20                                Revenue recognition

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities.  This revenue is presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.21                       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net equity after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s consolidated financial statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.23                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3                        Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.23.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.24.1                      New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2017.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	Amendments and/or Improvements	Mandatory Application Date
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2017
IAS 7	Statements of Cash Flows	January 1, 2017
IAS 12	Income Tax	January 1, 2017

2.24.2                                                              New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2018.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, but are still not effective at the date of these financial statements, are detailed below. The Company has not performed an early application of these rules:

	New Standards	Mandatory application date
IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advanced Considerations	January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

IFRS 9 “Financial Instruments”

The final version of IFRS 9 Financial Instruments was issued in July 2014, incorporating all the phases of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement.  This standard includes new requirements based on classification and measurement principles, it introduces a “more prospective” model for expected credit losses for impairment accounting and a significantly reformed focus for hedge accounting. Entities will also have the option of early application of accounting for income and losses for changes in fair value regarding “own credit risk” for financial liabilities set at fair value with changes in profit and loss, without applying other IFRS 9 requirements. It is mandatorily effective for periods beginning on or after 1 January 2018.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 Revenue from Contracts with Customers, issued in May 2014 is a new standard applicable to all contracts with customers, except leases, financial instruments and insurance contracts.  It is a joint project with the FASB to eliminate differences upon recognizing revenue between IFRS and US GAAP.  This new standard pretends to improve inconsistencies and weaknesses of IAS 18 and deliver a model that will facilitate comparability of companies in different industries and regions. It grants a new model for recognizing revenue and more detailed requirements for contracts with multiple elements.  It also requires more detailed disclosure.  It is mandatorily effective for periods beginning on or after January 1, 2018.

The standard also presents a single comprehensive model for accounting of revenue from customer contracts and replaces the most recent revenue recognition guide, including industry-specific guidance. This comprehensive model introduces a five-step approach to recognizing revenue: 1) identification of the contract; 2) Identify performance obligations in the contract; 3) Determine the price of the transaction; 4) Assign the price of the transaction to each performance obligation in the contract; 5) Recognize revenue when the entity satisfies the performance obligation. Additionally, an entity must disclose sufficient information to allow users of the financial statements to understand the nature, amount, measure of time and uncertainty of revenue and cash flows derived from contracts with customers.

With regards to the reporting segment of Embotelladora Andina, revenue channels are mainly related to the sale of finished product and the delivery of promotional products, which are currently being recognized in the statement of income when the Company transfers these products to the customers. These revenue channels are supported by contracts with different retailers through traditional and modern channels, in which prices with such customers are constantly negotiated due to the high turnover of the Company’s products and in order to remain competitive in the market.

The Company has completed the assessment process of the possible impacts that the adoption of IFRS 15 represents for the consolidated financial statements. As part of the process, management has concluded they have no significant impact on the Company’s consolidated financial statements. The company will use the modified retrospective transition method.

The Company is defining the best presentation about the municipal gross taxes in the Argentine Operation, which today are presented deducting Revenues. The gross tax amount of the Argentine Operation amounts to ThCh$15,927,999 and represents 0.87% of Consolidated Revenues. Regarding the recognition and valuation of this tax, we have concluded that there is no impact on the Consolidated Financial Statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advanced Considerations”

The Interpretation addresses the way to determine the date of the transaction in order to establish the exchange rate to be used on the initial recognition of the related asset, expense or income (or the corresponding part of these) in the de-recognition of accounts of a non-monetary asset or liability arising from the payment or collection of advanced consideration in foreign currency, for this purpose the date of the transaction corresponds to the moment in which an entity initially recognizes the non-monetary asset or liability arising from the payment or collection of the advanced consideration.  If there are multiple advanced payments or collections, the entity shall determine a transaction date for each advanced consideration payment or collection.

This Interpretation will be applied for annual periods beginning January 1, 2018.  An entity shall disclose the application of this Interpretation to previous periods.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets the definition of a lease agreement and specifies the accounting treatment of assets and liabilities arising from these contracts from the point of view of the lessor and lessee. The new standard does not differ significantly from the preceding standard, IAS 17 Leases, regarding accounting treatment from the point of view of the lessor. However, from the point of view of the lessee, the new standard requires the recognition of assets and liabilities for the majority of leasing contracts. IFRS 16 will be mandatory for annual periods beginning after January 1, 2019. Early application is permitted if adopted together with IFRS 15 Revenue from Contracts with Customers.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB issued IFRIC Interpretation 23, clarifying the application of recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about the tax treatments. This interpretation shall be applied for annual periods beginning after January 1, 2019.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

	Amendments and Improvements	Mandatory application date
IAS 28	Investments in Associates and Joint Ventures	January 1, 2018
IFRS 3	Business Combinations	January 1, 2019
IFRS 9	Financial Instruments	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 28	Investments in Associates	January 1, 2019
IFRS 10	Consolidated Financial Statements	To be define

IAS 28 “Investments in associates and joint ventures”

The amendment clarifies that an entity that is a venture capital organization, or another qualifying entity, can choose in the initial recognition to assess its investments in associates and joint ventures at fair value with changes in results. If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, it may choose to keep the measurement at fair value applied by its associate. The modifications must be applied retrospectively, and are effective beginning January 1, 2018, allowing early application.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRS 3 “Business Combinations”

The amendments clarify that when an entity gets control of an entity that is a joint venture, the requirements for a phased business combination are applicable, including the interests previously held on the assets and liabilities of a joint venture presented at fair value. The amendments must apply to business combinations made after January 1, 2019. Early application is allowed.

The entity will assess the impact of the amendment once it becomes effective.

IFRS 9 “Financial Instruments — Payments with negative compensation”

A debt instrument can be measured at amortized cost, cost or at fair value through another comprehensive result, provided that the contractual cash flows are only principal and interest payments on the outstanding principal capital and the instrument is carried out within the business model for that classification. Amendments to IFRS 9 aim to clarify that a financial asset meets the criterion of only principal plus interest payments regardless of the event or circumstance that causes the anticipated termination of the contract or of which party pays or receives reasonable compensation for early termination of the contract.

Amendments to IFRS 9 shall apply when prepayment is approximate to unpaid capital and interest amounts in such a way as to reflect the change in reference interest rate. This implies that prepayments at fair value or for an amount including the fair value of the cost of an associated hedging instrument will normally satisfy the criterion only principal payments plus interest only if other elements of the change in fair value, such as the effects of credit risk or liquidity are not representative. Application begins January 1, 2019 and will be retrospectively performed with early adoption allowed.

The Company will assess the impact of the amendment once it becomes effective.

IFRS 11 “Joint Arrangements”

The amendment affects joint arrangements on interests previously held in a joint operation. A participating party, but that does not have the joint control of a joint operation could gain control if the joint operation activity constitutes a business as defined by IFRS 3. The amendments clarify that the interests previously maintained in that joint operation are not re-measured at the time of the operation. The amendments shall apply to transactions in which the joint control is acquired after January 1, 2019. Early application is allowed.

The Company will assess the impact of the amendment once it becomes effective.

IAS 12 “Income Taxes”

The amendments clarify that the income tax on dividends generated by financial instruments classified as equity are more directly linked to past transactions or events that generated distribution of profits than distribution to the owners. Therefore, an entity recognizes income tax on dividends in results, other comprehensive income or equity, according to where the entity originally recognized those transactions or past events. The amendments shall apply to dividends recognized after January 1, 2019.

The Company will assess the impact of the amendment once it becomes effective.

IAS 23 “Borrowing Costs”

The amendments clarify that an entity treats any indebtedness originally made to develop a qualified asset as a general loan when substantially all the activities necessary to culminate that asset for use or sale are complete. Amendments should be applied beginning January 1, 2019.

The Company will assess the impact of the amendment once it becomes effective.

IAS 28 Investments in Associates

The amendments clarify that an entity applies IFRS 9 Financial Instruments for long-term investments in associates or joint ventures for those investments that do not apply the equity method but which, in substance, is part of the net investment in the associate or joint venture. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests. Entities should apply the amendments retrospectively, with certain exceptions, and shall become effective beginning January 1, 2019. Early application is allowed.

The Company will assess the impact of the amendment once it becomes effective.

IAS 28 “Investment in Associates and Joint Ventures” and IFRS 10 “Consolidated Financial Statements”

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the accounting of the sale or contribution of goods between an investor and its associate or joint venture. The amendments, issued in September 2014, stipulate that when the transaction involves a business (whether in a subsidiary or not), all of the generated gain or loss is recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory date of application of these changes is to be determined because IASB plans a thorough investigation that may result in a simplified accounting of associates and joint ventures. Early adoption is permitted.

The Company will assess the impact of the amendment once it becomes effective.

IFRS 10 “Consolidated Financial Statements”

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of 10 IFRS and IAS 28 (2011) in the treatment of the contribution or sale of goods between an investor and the associate or joint venture. Amendments, issued in September of 2014, established that when the transaction involves a business (both in a subsidiary or not) it recognizes all profit or loss generated. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The date of mandatory application of these modifications is to be determined since IASB plans an in-depth investigation that may result in a simplification of accounting of associates and joint ventures. Immediate adoption is permitted.

The Company will assess the impact of the amendment once it becomes effective.

NOTE 3 — REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Operation in Chile

•                 Operation in Brazil

•                 Operation in Argentina

•                 Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and income related to corporate management, have been assigned to the Chilean soft drinks segment, since Chile is the country that manages and pays corporate expenses, which would also be substantially incurred, independent to the existence of foreign subsidiaries.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2017	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	551,873,458	553,788,059	603,897,747	141,277,230	(1,957,875)	1,848,878,619
Cost of sales	(328,579,003)	(294,370,581)	(362,686,353)	(85,346,902)	1,957,875	(1,069,024,964)
Distribution expenses	(54,777,094)	(87,032,428)	(43,483,958)	(7,634,395)	—	(192,927,875)
Administrative expenses	(110,969,260)	(106,504,163)	(109,095,660)	(21,630,238)	—	(348,199,321)
Finance income	19,057,630	2,116,590	6,575,528	257,906	(16,813,279)	11,194,375
Finance expense	(32,594,796)	(4,663,527)	(34,767,713)	(7,612)	16,813,279	(55,220,369)
Interest expense, net*	(13,537,166)	(2,546,937)	(28,192,185)	250,294	—	(44,025,994)
Share of the entity in income of associates	246,084	(243)	(326,201)	—	—	(80,360)
Income tax expense	(16,871,257)	(17,683,875)	(13,719,506)	(3,522,996)	—	(51,797,634)
Other income (loss)	(11,312,509)	(10,441,173)	(1,855,039)	(213,025)	—	(23,821,746)
Net income of the segment reported	16,073,253	35,208,659	44,538,845	23,179,968	—	119,000,725

Depreciation and amortization	42,688,326	17,648,018	27,879,514	10,948,033	—	99,163,891

Current assets	223,245,173	97,529,488	132,815,545	30,419,844	—	484,010,050
Non-current assets	636,482,010	96,532,150	663,556,969	234,278,288	—	1,630,849,417
Segment assets, total	859,727,183	194,061,638	796,372,514	264,698,132	—	2,114,859,467

Carrying amount in associates and joint ventures accounted for using the equity method, total	33,789,538	—	53,019,531	—	—	86,809,069
Capital expenditures and other	64,480,973	40,347,989	91,198,657	14,476,783	—	210,504,402

Current liabilities	169,508,083	105,886,744	135,595,155	17,297,339	—	428,287,321
Non-current liabilities	463,997,113	1,368,167	393,125,740	14,847,776	—	873,338,796
Segment liabilities, total	633,505,196	107,254,911	528,720,895	32,145,115	—	1,301,626,117

Cash flows provided by in Operating Activities	79,451,122	38,904,028	98,783,329	30,821,869	—	247,960,348
Cash flows (used in) provided by Investing Activities	(49,677,671)	(40,344,994)	(64,331,960)	(14,476,785)	—	(168,831,410)
Cash flows (used in) provided by Financing Activities	(91,800,089)	16,891,759	(3,437,442)	—	—	(78,345,770)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended December 31, 2016	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	540,427,418	517,059,016	590,145,573	132,005,503	(2,178,190)	1,777,459,320
Cost of sales	(319,213,825)	(279,308,400)	(359,156,149)	(78,409,843)	2,178,190	(1,033,910,027)
Distribution expenses	(52,540,986)	(80,066,734)	(44,107,337)	(6,961,838)		(183,676,895)
Administrative expenses	(117,615,991)	(97,788,860)	(109,345,331)	(21,452,613)		(346,202,795)
Finance income	2,426,279	1,095,411	5,800,712	339,290		9,661,692
Finance expense	(16,262,215)	(587,216)	(34,504,760)	(20,780)		(51,374,971)
Interest expense, net*	(13,835,936)	508,195	(28,704,048)	318,510	—	(41,713,279)
Share of the entity in income of associates	717,947	—	(980,529)	—	—	(262,582)
Income tax expense	(19,763,700)	(17,427,278)	(8,911,762)	(2,704,353)	—	(48,807,093)
Other income (loss)	(13,481,333)	(8,284,072)	(9,322,611)	250,478	—	(30,837,538)
Net income of the segment reported	4,693,594	34,691,867	29,617,806	23,045,844	—	92,049,111

Depreciation and amortization	43,619,318	16,445,143	25,666,094	11,603,897	—	97,334,452

Current assets	251,357,854	115,280,140	150,820,924	35,283,479	—	552,742,397
Non-current assets	644,817,201	98,810,807	659,123,444	243,615,898	—	1,646,367,350
Segment assets, total	896,175,055	214,090,947	809,944,368	278,899,377	—	2,199,109,747

Carrying amount in associates and joint ventures accounted for using the equity method, total	23,854,602	—	53,343,179	—	—	77,197,781
Capital expenditures and other	47,755,389	37,029,524	51,779,625	9,239,522	—	145,804,060

Current liabilities	137,438,744	134,624,014	130,279,607	17,192,489	—	419,534,854
Non-current liabilities	509,625,208	(1,981,066)	413,749,384	16,011,340	—	937,404,866
Segment liabilities, total	647,063,952	132,642,948	544,028,991	33,203,829	—	1,356,939,720

Cash flows provided by Operating Activities	71,077,982	54,162,992	67,963,682	30,241,904	—	223,446,560
Cash flows (used in) provided by Investing Activities	(15,781,118)	(37,017,204)	(51,873,047)	(9,244,948)	—	(113,916,317)
Cash flows (used in) provided by Financing Activities	(23,591,062)	(17,777,191)	(36,806,173)	(20,050,099)	—	(98,224,525)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
By item
Cash	139,835	361,797
Bank balances	29,234,531	27,536,924
Time deposits	10,616,688	1,879
Mutual funds	96,251,062	113,363,280
Total cash and cash equivalents	136,242,116	141,263,880

	ThCh$	ThCh$
By currency
Dollar	6,973,298	53,073,628
Euro	17,245	4,926
Argentine Peso	19,681,449	5,105,633
Chilean Peso	80,985,719	48,891,546
Paraguayan Guaraní	6,804,997	8,115,946
Brazilian Real	21,779,408	26,072,201
Total cash and cash equivalents	136,242,116	141,263,880

4.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Institution	Currency	Principal	Annual rate	12.31.2017
			ThCh$	%	ThCh$
12/29/2017	Banco Santander	Chilean pesos	7,500,000	2.52%	7,516,275
12/29/2017	Banco Santander	Chilean pesos	2,700,000	2.40%	2,700,360
12/29/2017	Banco Santander	Chilean pesos	400,000	2.40%	400,053
Total					10,616,688

Placement	Institution	Currency	Principal	Annual rate	12.31.2016
			ThCh$	%	ThCh$
12/7/2016	Plazo Fijo Banco Galicia	Argentinean pesos	1,853	17.00%	1,879
Total					1,879

4.2          Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2017	12.31.2016
	ThCh$	ThCh$
Mutual fund Itaú - Chile	—	1,500,306
Mutual fund Banco Estado - Chile	9,002,000	14,375,037
Fima fund Saving Plus C - Argentina	8,275,073	—
Mutual fund Itaú - Brazil	4,922,923	9,097,387
Mutual fund Santander - Brazil	4,748,368	6,287,332
Mutual fund Bradesco - Brazil	5,046,882	6,299,734
Mutual fund Corporativo Banchile - Chile	17,645,940	6,305,390
Mutual fund Banco Security - Chile	14,242,343	5,214,179
Mutual fund Banco Bice - Chile	—	4,616,379
Fima fund Saving Pesos C - Argentina	8,308,664	—
Mutual fund Banco Santander - Chile	—	8,242,619
Wester Asset Institutional Cash Reserves - USA	3,740,526	46,207,447
Mutual fund Larrain Vial - Chile	6,349,486	—
Mutual fund BTG - Chile	5,823,608	—
Fima fund Primium B - Argentina	1,495,556	3,717,158
Mutual fund Scotiabank - Chile	5,878,523	1,500,312
Citi Institutional Liquid Reserves Limited. (C.GAM)	771,170	—
Total mutual funds	96,251,062	113,363,280

NOTE 5 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2017

a.1 Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rat	12/31/2017
				ThCh$	%	ThCh$
08-09-2017	02-12-2017	Banco Santander - Chile	Unidad de fomento	7,000,000	1.04%	7,082,167
09-25-2017	02-26-2017	BCI	Unidad de fomento	1,500,000	1.36%	1,516,454
09-25-2017	05-28-2017	Banco Santander - Chile	Unidad de fomento	5,000,000	0.94%	5,049,376
06-13-2017	03-15-2017	Vatorantim	Brazilian reais	20,013	8.82%	21,145
Subtotal						13,669,142

a.2 Rights in Forward Contracts

Rights in Forward Contracts — Forward (see details in Note 20)						469,019
Subtotal						469,019
Total other Financial Assets, current						14,138,161

b)             Non-current 2017

b.1 Rights in forward contracts

12.31.2017
ThCh$
Rights in forward contracts (see note 20)	61,898,833
Sub total	61,898,833

b.2 Rights in other companies

12.31.2017
M$
Rights in Ades(*) manufacturing companies	14,153,111
Increase (decrease) in foreign currency exchange	(1,792,859)
Subtotal	12,360,252
Total Other Financial Assets, non-current	74,259,085

(*) On December 27, 2016, Coca-Cola Andina confirmed to The Coca-Cola Company its decision to participate in the “AdeS” business and commercialize said products in all its franchise territories,  As a result, the operation materialized on March 28, 2017, and pursuant to the agreements, implied a disbursement of US$39 million, ThCh$14,153,111 were allocated to the purchase of rights in the manufacturing company “AdeS” and ThCh$11,923,449 were allocated to distribution rights of the “AdeS” products.  The rights in the acquired companies are distributed as follows:

•                  Purchase of 13.0% interest in the Argentine company Alimentos de Soya S.A. for ThCh$9,661,283.

•                  Purchase of 8.5% interest in the Brazilian company UBI 3 Participações Ltda. for ThCh$4,491,828.

a)             Current portion 2016

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12-31-2016
				ThCh$	%	ThCh$
01-15-2016	01-04-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.35%	5,207,907
02-25-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.09%	6,209,086
04-22-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.25%	5,135,282
06-24-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.11%	5,088,450
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	7,000,000	1.50%	7,072,864
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	3,000,000	1.24%	3,028,570
10-19-2016	02-24-2017	Banco HSBC - Chile	Unidad de fomento	2,000,000	2.30%	2,017,503
11-09-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	3.48%	5,038,755
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	10,000,000	2.85%	10,046,439
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	2.85%	5,023,219
03-15-2016	03-15-2017	Banco Votoratim - Brazil	Brazilian reais	19,926	8.82%	21,632
Subtotal						53,889,707

a.2 Rights in Forward Contracts

Rights in Forward Contracts (see details in Note 20)						4,678,343

a.3 Funds in Guaranty
Funds in guaranty for Rofex derivative operations — Argentina (1)						1,584,577
Total other Financial Assets, current						60,152,627

(1) Corresponds to funds that must be restricted in accordance with the partial results of derivative operations in Argentina.

b)             Non-current portion 2016

12.31.2016
ThCh$
Derivative futures contracts
Derivative futures contracts (see note 20)	80,180,880
Total other non-current financial assets	80,180,880

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Description
Prepaid expenses	4,839,465	5,689,560
Tax credit remainder	169,120	—
Guarantee deposit (Argentine)	6,608	11,226
Disbursements of property, plant & equipment on behalf of Coca-Cola del Valle New Ventures S.A. (1)	—	1,991,167
Other current assets	596,668	909,256
Total	5,611,861	8,601,209

Note 6.2   Other non-current, non-financial assets

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Description
Judicial deposits (see note 21.2)	18,393,546	19,112,974
Prepaid expenses	1,113,154	1,613,989
Fiscal credits	2,287,051	2,975,706
Advance payment to suppliers of property, plant & equipment (2)	24,269,901	11,173,966
Others	1,330,693	370,188
Total	47,394,345	35,246,823

(1)         Corresponds to disbursements of property, plant & equipment performed by subsidiaries of the Andina Group in property, plant & equipment that subsequently will be transferred to the equity investee Coca-Cola del Valle New Ventures S.A.

(2)         Corresponds to advance payments made for the construction of the new “Duque de Caxias” bottling plant in Brazil.

NOTE 7 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2017			12.31.2016
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	157,926,958	(3,521,734)	154,405,224	155,792,966	(3,090,160)	152,702,806
Other current debtors	31,015,390	(2,825,453)	28,189,937	30,923,474	(2,827,678)	28,095,796
Current commercial debtors	188,942,348	(6,347,187)	182,595,161	186,716,440	(5,917,838)	180,798,602
Prepayments suppliers	8,057,544	—	8,057,544	8,776,211	—	8,776,211
Other current accounts receivable	778,901	(146,926)	631,975	1,728,859	(779,318)	949,541

Commercial debtors and other current accounts receivable	197,778,793	(6,494,113)	191,284,680	197,221,510	(6,697,156)	190,524,354

Non-current accounts receivable
Trade debtors	58,336	—	58,336	83,881	—	83,881
Other non-current debtors	2,335,322	—	2,335,322	3,443,851	—	3,443,851
Other non-current accounts receivable	2,193	—	2,193	—	—	—
Non-current accounts receivable	2,395,851	—	2,395,851	3,527,732	—	3,527,732
Trade and other receivable	200,174,644	(6,494,113)	193,680,531	200,749,242	(6,697,156)	194,052,086

Stratification of portfolio current and non-current debtors from credit operations

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	151,275,377	148,694,299
31 and 60 days	908,980	1,463,935
61 and 90 days	1,050,476	567,318
91 and 120 days	331,740	909,985
121 and 150 days	709,400	410,944
151 and 180 days	62,834	155,596
181 and 210 days	82,863	245,947
211 and 250 days	538,081	107,679
More than 250 days	3,025,543	3,321,144
Total	157,985,294	155,876,847

The Company has an approximate number of 276,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 65,400 in Chile, 89,200 in Brazil, 64,400 in Argentina and 57,000 in Paraguay.

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Current commercial debtors	157,926,958	155,792,966
Non-current commercial debtors	58,336	83,881
Total	157,985,294	155,876,847

The movement in the allowance for doubtful accounts is presented below:

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Opening balance	6,697,156	5,265,225
Bad debt expense	2,004,958	4,381,803
Provision application	(1,708,602)	(2,650,520)
Change due to foreign exchange differences	(499,399)	(299,352)
Movement	(203,043)	1,431,931
Ending balance	6,494,113	6,697,156

NOTE 8 — INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2017	12.31.2016
	ThCh$	ThCh$
Raw materials (1)	78,216,172	81,841,400
Finished goods	32,097,377	34,304,162
Spare parts and supplies	19,774,056	24,137,074
Work in progress	676,609	670,849
Other inventories	4,134,237	6,668,977
Obsolescence provision (2)	(3,535,451)	(2,913,114)
Total	131,363,000	144,709,348

The cost of inventory recognized as cost of sales as of December 31, 2017 and 2016, is ThCh$1,069,024,964 and ThCh$1,033,910,027, respectively

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)        The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

NOTE 9 — CURRENT AND DEFERRED INCOME TAXES

9.1 Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 that amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which was ratified by the Shareholders’ Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2     Current tax assets

Current tax assets correspond to the following items:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Monthly provisional payments	—	1,330,379
Tax credits (1)	—	371,917
Total	—	1,702,296

(1)    Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations, and additionally income tax recoveries requested by Brazil.

9.3          Current tax liabilities

Current tax payable are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Income tax expense	3,184,965	10,828,593
Total	3,184,965	10,828,593

9.4          Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	12.31.2017	12.31.2016
	ThCh$	ThCh$
Current income tax expense	40,183,261	35,902,002
Current tax adjustment previous period	137,455	534,392
Withholding tax expense foreign subsidiaries	6,730,031	7,645,218
Other current tax expense (income)	(5,733)	92,008
Current income tax expense	47,045,014	44,173,620
Income (expense) for the creation and reversal of current tax difference	4,752,620	4,633,473
Expense (income) for deferred taxes	4,752,620	4,633,473
Total income tax expense	51,797,634	48,807,093

9.5          Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	12.31.2017		12.31.2016
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,978,377	47,179,903	2,127,336	48,561,147
Obsolescence provision	2,215,341	200,979	1,541,553	—
Employee benefits	5,391,796	—	4,383,007	—
Post-employment benefits	61,155	1,020,522	49,900	1,010,779
Tax loss carried-forwards (1)	10,056,534	—	9,928,940	—
Tax Goodwill Brazil	23,195,957	—	31,926,760	—
Contingency provision	31,177,351	—	36,969,451	—
Foreign exchange differences (2)	7,631,498	—	—	2,124,435
Allowance for doubtful accounts	1,155,542	—	1,031,375	—
Coca-Cola incentives (Argentina)	451,790	—	2,408,651	—
Assets and liabilities for placement of bonds	—	1,297,000	—	669,856
Lease liabilities	1,083,010	—	1,767,944	—
Inventories	350,746	—	1,604,538	806.529
Distribution rights	—	163,850,599	—	168,511,436
Others	3,729,093	920,772	2,689,002	353,077
Subtotal	92,478,190	214,469,775	96,428,457	222,037,259
Total liabilities net	3,212,981	125,204,566	—	125,608,802
Total net movement fiscal year	—	121,991,585	—	125,608,802

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred.

9.6          Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2017	12.31.2016
	ThCh$	ThCh$

Opening Balance	125,608,802	130,201,701
Increase (decrease) in deferred tax	(3,417,011)	(6,409,481)
Increase (decrease) due to foreign currency translation	(200,206)	1,816,582
Movements	(3,617,217)	(4,592,899)
Ending balance	121,991,585	125,608,802

9.7          Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense is detailed as follows:

Income tax	12.31.2017	12.31.2016
	ThCh$	ThCh$
Current income taxes
Foreign	(30,258,395)	(24,752,106)
Domestic	(16,786,619)	(19,421,514)
Current income tax expense	(47,045,014)	(44,173,620)

Deferred income taxes
Foreign	(4,667,982)	(4,291,287)
Domestic	(84,638)	(342,186)
Deferred income tax expense	(4,752,620)	(4,633,473)
Income tax expense	(51,797,634)	(48,807,093)

9.8             Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2017	12.31.2016
	ThCh$	ThCh$
Net income before taxes	170,798,359	140,856,204
Tax expense at legal rate (25.5%)	(43,553,581)	—
Tax expense at legal rate (24.0%)	—	(33,805,489)
Effect of a different tax rate in other jurisdictions	(4,971,103)	(9,214,270)

Permanent differences:
Non-taxable revenues	9,645,068	6,068,410
Non-deductible expenses	(4,020,729)	(419,761)
Effect of tax on excess tax provision previous periods	125,021	86,731
Effect of tax monetary restatement Chilean companies	(1,465,753)	(1,875,343)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(7,556,557)	(9,647,371)
Adjustments to tax expense	(3,272,950)	(5,787,334)

Tax expense at effective rate	(51,797,634)	(48,807,093)
Effective rate	30.6%	34.7%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2017	2016
Chile	25.5%	24.0%
Brazil	34.0%	34.0%
Argentina	35.0%	35.0%
Paraguay	10.0%	10.0%

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	84,118,716	49,986,111	—	—	84,118,716	49,986,111
Land	96,990,155	91,961,876	—	—	96,990,155	91,961,876
Buildings	222,101,850	230,355,844	(59,716,002)	(57,282,683)	162,385,848	173,073,161
Plant and equipment	431,876,945	453,359,655	(276,043,865)	(262,957,030)	155,833,080	190,402,625
Information technology	20,697,750	19,683,777	(16,070,425)	(13,560,865)	4,627,325	6,122,912
Fixed facilities and accessories	32.990.387	32,616,284	(13,400,510)	(12,150,171)	19,589,877	20,466,113
Vehicles	52,587,886	44,629,827	(23,324,621)	(20,733,402)	29,263,265	23,896,425
Leasehold improvements	115,768	734,100	(108,355)	(543,577)	7,415	190,523
Other Property, plant and equipment (1)	395.823.718	397,539,405	(288,888,898)	(287,488,266)	106,934,818	110,051,139
Total	1,337,303,175	1,320,866,879	(677,552,676)	(654,715,994)	659,750,499	666,150,885

(1)       Other Property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other Property, plant and equipment	12.31.2017	12.31.2016
	ThCh$	ThCh$
Bottles	51,876,569	64,020,146
Marketing and promotional assets	42,798,282	38,834,104
Other Property, plant and equipment	12,259,967	7,196,889
Total	106,934,818	110,051,139

The Company has insurance to protect its Property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.

Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuquén, Comodoro Rivadavia, Trelew, and Tierra del Fuego

Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria, part of São Paulo and Minas Gerais.

Paraguay	: Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2017	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885
Additions	89,392,003	4,955,929	1,674,734	4,992,508	945,827	(4,161)	1,512,162	13,529	44,451,636	147,934,167
Disposals	—	—	(300,079)	(700,973)	(1,062,530)	—	(173,190)	—	(790,242)	(3,027,014)
Transfers between items of Property, plant and equipment	(41,957,409)	—	3,450,060	24,250,647	1,133,684	2,548,441	2,253,061	—	8,321,516	—
Depreciation expense	—	—	(5,880,770)	(36,026,939)	(2,190,107)	(2,112,681)	(5,303,332)	(61,033)	(45,746,096)	(97,320,958)
Increase (decrease) due to foreign currency translation differences	(13,319,346)	72,350	(9,538,737)	(20,492,851)	(320,634)	(1,307,835)	7,441,057	(34,272)	(7,670,229)	(45,170,497)
Other increase (decrease) (1)	17,357	—	(92,521)	(6,591,937)	(1,827)	—	(362,918)	(101,332)	(1,682,906)	(8,816,084)
Total movements	34,132,605	5,028,279	(10,687,313)	(34,569,545)	(1,495,587)	(876,236)	5,366,840	(183,108)	(3,116,321)	(6,400,386)
Ending balance at December 31, 2017	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2016	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872
Additions	70,421,863	1,248,433	1,201,903	9,833,490	2,666,593	161,395	338,986	—	38,923,620	124,796,283
Disposals	—	—	(4,598)	(601,444)	—	—	(3,473)	—	(54,861)	(664,376)
Transfers between items of Property, plant and equipment	(53,824,861)	1,643,038	15,471,645	16,202,982	1,062,653	1,709,635	9,015,390	—	8,719,518	—
Depreciation expense	—	—	(5,335,475)	(35,568,436)	(1,910,731)	(2,456,511)	(4,622,348)	(112,805)	(44,120,837)	(94,127,143)
Increase (decrease) due to foreign currency translation differences	(1,235,895)	2,171,876	2,792,916	(1,266,728)	29,148	(1,254,915)	1,783,041	28,383	(3,322,005)	(274,179)
Other increase (decrease) (1)	—	—	(528,160)	(1,577,173)	(45,407)	(250)	(721,876)	—	(1,236,706)	(4,109,572)
Total movements	15,361,107	5,063,347	13,598,231	(12,977,309)	1,802,256	(1,840,646)	5,789,720	(84,422)	(1,091,271)	25,621,013
Ending balance at December 31, 2016	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885

(1)         Mainly correspond to property, plant & equipment write-offs.

NOTE 11 — RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2017	12.31.2016
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	4,220,936	5,283,410
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	303,866	307,848
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	647.342	180,000
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	16,674	13,827
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	—	3,598
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	181,414	—
Total					5,370,232	5,788,683

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2017	12.31.2016
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	156,942	147,682
Total					156,942	147,682

11.2           Accounts payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2017	12.31.2016
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda,	Related to Shareholder	Brazil	Brazilian real	15,891,797	17,345,806
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	—	10,275,931
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	12,458,055	7,284,499
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	2,539,052	3,571,514
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	2,807,572	5,338,180
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	193,685	304,405
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Argentine pesos	71,276	—
Total					33,961.437	44,120,335

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2017
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	140.609.445
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	1.823.190
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2.989.115
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	2.163.225
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	20.865.624
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	12.617.540
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	477.188
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	357.456
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale services and others	Chilean pesos	14.944
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	2.960.894
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	2.942.690
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42.561.124
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2.650.329
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Chilean pesos	1.676.013
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	90.032
99.279.000-8	Euroamerica Seguros de Vida S.A.	Related to director	Chile	Purchase of insurance policies	Chilean pesos	312.231
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Chilean pesos	196.738.018
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Chilean pesos	5.099.040
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	272.541.272
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	12.584.231
Foreign	KAIK Participações	Associate	Brazil	Refund and other purchases	Brazilian real	6.614
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	104.103
Foreign	Coca-Cola Peru	Related to Shareholder	Peru	Purchase of concentrate and marketing recovery	U.S. dollar	7.147.534
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	574.881
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Sale of products	Chilean pesos	652.588
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	1.444.162
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian real	317.565
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	538.546

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2016
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean pesos	129,660,611
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	7,154,023
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,740,351
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,299,634
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	34,144,348
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	Administrative and commercial services	Chilean pesos	180,000
96.891.720-K	Embonor S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	44,310,169
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,749,506
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Chilean pesos	115,706,386
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	25,675,184
Foreign	Leão Alimentos e Bebidas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	11,658,142
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Brazilian real	114,427,713
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	14,680,603
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Advertising participation payment	Argentine pesos	1,751,011
Foreign	Coca-Cola Peru	Related to director	Peru	Purchase of raw materials	Chilean pesos	4,188,812

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Executive wages, salaries and benefits	6,454,846	6,255,806
Director allowances	1,513,100	1,492,088
Termination of employment contracts benefits	—	79,027
Accrued benefit in last five years and paid during fiscal year	334,477	314,288
Total	8,302,423	8,141,209

NOTE 12 — CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Accrued vacations	20,769,275	19,828,622
Employee remuneration payable	15,186,368	15,824,809
Indemnities for years of service	8,286,355	8,157,745
Total	44,241,998	43,811,176

	ThCh$	ThCh$
Current	35,955,643	35,653,431
Non-current	8,286,355	8,157,745
Total	44,241,998	43,811,176

12.1        Indemnities for years of service

The movements of post-employment benefits that are determined as stated in Note 2 are detailed as follows:

Movements	12.31.2017	12.31.2016
	ThCh$	ThCh$
Opening balance	8,157,745	8,230,030
Service costs	1,727,905	2,059,799
Interest costs	300,755	182,328
Net actuarial losses	(530,059)	536,105
Benefits paid	(1,369,991)	(2,850,517)
Total	8,286,355	8,157,745

12.1.1        Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2017	12.31.2016

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Financial Market Commission (CMF).

12.2           Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Wages and salaries	215,715,214	218,944,639
Employee benefits	50,127,117	50,174,153
Severance and post-employment benefits	7,410,936	8,252,502
Other personnel expenses	14,205,259	10,921,843
Total	287,458,526	288,293,137

12.3 Number of Employees (unaudited)

	12.31.2017	12.31.2016

Number of employees	15,924	16,296

Number of average employees	15,784	16,009

NOTE 13 — INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                                                                        Balances

Investments in associates using equity method of accounting are detailed as follows:

Taxpayer		Country of	Functional	Carrying Value		Percentage interest
ID	Name	Incorporation	Currency	12.31.2017	12.31.2016	12.31.2017	12.31.2016
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,528,567	18,693,851	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	22,163,333	19,559,114	8.82%	8.82%
Foreign	Kaik Participações Ltda. (2)	Brazil	Brazilian real	1,228,350	1,364,444	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	Brazilian real	189,290	258,928	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	23,079,130	26,091,690	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	6,359,428	6,069,003	7.52%	7.52%
76.572.588-7	Coca Cola del Valle New Ventures S.A. (3)	Chile	Chilean peso	15,260,971	5,160,751	35.00%	35.00%
Total				86.809.069	77,197,781

(1)             In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

(3)             On January 28, 2016, Embotelladora Andina S.A along with Coca-Cola de Chile S.A. and Coca-Cola Embonor S.A., formed the company Coca-Cola del Valle New Ventures S.A., whose main purpose will be the development and production of juices, waters and non-carbonated beverages under trade names of The Coca-Cola Company, that Andina and Coca-Cola Embonor S.A. are authorized to market and distribute in their respective franchise territories.

13.2              Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	12.31.2017	12.31.2016
	ThCh$	ThCh$
Opening Balance	77,197,781	54,190,546
Other investment increases in associates (Capital Contribution Leão Alimentos e Bebidas Ltda.).	15,570,161	17,586,575
Dividends received	(1,540,090)	(745,806)
Share in operating income	932,340	396,764
Unrealized income	85,268	85,266
Increase (Decrease) due to foreign currency translation differences	(5,436,391)	5,684,436
Ending Balance	86,809,069	77,197,781

The main movements for the twelve- months ended December 2017 and fiscal year ended December 31, 2016, are the following:

•             During fiscal year 2017 and 2016, Leão Alimentos e Bebidas Ltda. carried out capital increases.  Rio de Janeiro Refrescos Ltda. participated in these capital increases regarding its ownership interest for amounts of ThCh$5,385,161 and ThCh$6,105,732, respectively.

•             During fiscal year 2016, because of corporate restructuring, the Brazilian company Trop Frutas do Brasil Ltda., became part of bottler group of the Coca-Cola system in Brazil.  As a result, Rio de Janeiro Refrescos Ltda. holds a 7.52% direct ownership interest in that company through a capital contribution of ThCh$ 6,157,150.

•             During fiscal year 2017, Embotelladora Andina S.A. has made capital contributions to Coca-Cola del Valle New Ventures S.A. in the amount of ThCh$10,185,000 (ThCh$ 5,323,693 as of December 31, 2016).

•             During the fiscal year 2017 and 2016, Envases CMF S.A. declared ThCh$1,540,090 and ThCh$745,806 in dividends, respectively. Of the dividends declared for the year 2017 only ThCh$770,045 have been paid.

•             During the twelve months period ended December 31, 2017and fiscal year ended December 2016, Sorocaba Refrescos S.A. did not distribute dividends.

13.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2017	12.31.2016
	ThCh$	ThCh$

Share of profit of investment accounted for using the equity method	932,340	396,764
Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(1,097,968)	(744,612)
Amortization of Fair Value in Envases CMF S.A.S.A.	85,268	85,266
Income Statement Balance	(80,360)	(262,582)

13.4              Summary financial information of associates:

The following table presents summarized information regarding the Company´s equity investees as of December 31, 2017:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	74,308,406	111,697,833	10,851,460	473,226	282,895,158	88,327,243	48,190,779
Total liabilities	36,654,412	54,000,005	35	—	79,689,080	11,407,361	4,594,308
Total revenue	49,924,142	52,507,920	(137,002)	469,509	198,216,570	3,345,146	—
Net income (loss) of associate	2,405,060	(1,541,788)	(137,002)	469,509	(157,266)	1,927,448	(248,532)

Reporting date	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	11/30/2017

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	12-31-2017			12-31-2016
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	656,411,004	(116,387)	656,294,617	674,920,063	—	674,920,063
Software	27,595,084	(21,087,741)	6,507,343	24,954,998	(19,349,917)	5,605,081
Others	511,470	(40,552)	470,918	522,748	(51,830)	470,918
Total	684,517,558	(21,244,680)	663,272,878	700,397,809	(19,401,747)	680,996,062

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	12.31.2017	12.31.2016
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	305,086,276	301,127,305
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	187,695,738	207,469,759
Paraguay	162,825,074	165,295,516
Argentina (North and South)	803,916	1,027,483
Total	656,411,004	674,920,063

The movement and balances of identifiable intangible assets are detailed as follows:

	01-01-2017 to 12-31-2017				01-01-2016 to 12-31-2016
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights		Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

Opening balance	674,920,063	470,918	5,605,081	680,996,062	658,625,624		476,643	6,564,388	665,666,655
Additions (1)	11,923,449 (1)	—	2,907,715	14,831,164	821,577	(2)	975	2,842,314	3,664,866
Amortization	(116.387)	—	(1,842,933)	(1,959,320)	—		(4,575)	(3,207,309)	(3,211,884)
Other increases (decreases) (3)	(30.432.508)	—	(162,520)	(30,595,028)	15,472,862		(2,125)	(594,312)	14,876,425
Total	656,294,617	470,918	6,507,343	663,272,878	674,920,063		470,918	5,605,081	680,996,062

(1)         Corresponds to distribution rights paid in Argentina, Paraguay and Chile resulting from the transaction in which The Coca-Cola Company acquired the “AdeS” business described in previous notes.

(2)         During the second quarter of 2016 Embotelladora Andina S.A. began distributing of Monster products

(3)         Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2                        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts indicating a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash-generating unit (CGU).

Management reviews business performance based on geographic segments.  Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay.  Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired.  These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: (investment in the associate Sorocaba)

•                  Brazil: (investment in the associate Leão Alimentos S.A.)

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2017 was estimated with the Capital Asset Pricing Model, which allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

	Discount Rate
	2017	2016
Argentina	17.1%	20.5%
Chile	7.2%	7.9%
Brazil	9.6%	11.9%
Paraguay	9.1%	10.7%

Management carries out the annual goodwill impairment test as of December 31 of each year for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 2.5% depending on the level of per capita consumption of the products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows.

For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  EBITDA Margin: corresponds to an increase or decrease of up to 150 bps of the EBITDA margin of the operations.

•                  Discount rate: corresponds to an increase or decrease of 150 bps in the discount rate of future cash flows

14.2.3              Conclusions

As a result of the annual test for 2017, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.  As of December 31, 2017, there have been no signs of impairment.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in Goodwill as of December 31, 2017 and December 31, 2016 is detailed as follows:

Operating segment	01.01.2017	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	81,145,834	—	—	(7,636,754)	73,509,080
Argentine operation	5,972,515	—	—	(1,299,544)	4,672,971
Paraguayan operation	7,298,133	—	—	(384,990)	6,913,143
Total	102,919,505	—	—	(9,321,288)	93,598,217

Operating segment	01.01.2016	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	71,960,960	—	—	9,184,874	81,145,834
Argentine operation	7,720,202	—	—	(1,747,687)	5,972,515
Paraguayan operation	7,651,751	—	—	(353,618)	7,298,133
Total	95,835,936	—	—	7,083,569	102,919,505

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2017	12.31.2016
	ThCh$	ThCh$
Bank loans	31,470,003	20,609,887
Bonds payable	20,156,295	26,729,828
Deposits in guarantee	13,849,504	13,446,077
Derivative contract obligations (see note 20)	445,278	1,229,354
Leasing agreements	2,060,325	2,785,424
Total	67,981,405	64,800,570

Non-current	12.31.2017	12.31.2016
	ThCh$	ThCh$
Bank loans	13,057,542	17,736,697
Bonds payable	648,228,554	685,684,184
Leasing agreements	14,481,105	18,149,706
Total	675,767,201	721,570,587

The fair value of financial assets and liabilities as of December 31, 2017 and December 31, 2016 is presented below:

Current	Book Value 12.31.2017	Fair Value 12.31.2017	Book Value 12.31.2016	Fair Value 12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	136,242,116	136,242,116	141,263,880	141,263,880
Other financial assets (3)	14,138,161	14,138,161	55,474,284	55,474,284
Trade and other accounts receivable (3)	191,284,680	191,284,680	190,524,354	190,524,354
Accounts receivable from related companies (3)	5,370,232	5,370,232	5,788,683	5,788,683
Bank loans (1)	31,470,003	31,006,898	20,609,887	20,932,073
Bonds payable (2)	20,156,295	22,484,452	26,729,828	29,338,170
Deposits in guarantee (3)	13,849,504	13,849,504	13,446,077	13,446,077
Derivative contract obligations (see note 20)	445,278	445,278	1,229,354	1,229,354
Leasing agreements (3)	2,060,325	2,060,325	2,785,424	2,785,424
Trade and other accounts payable (3)	257,519,477	257,519,477	242,836,356	242,836,356
Accounts payable from related companies (3)	33,961,437	33,961,437	44,120,335	44,120,335

Non-current	12.31.2017	12.31.2017	12.31.2016	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	74,259,085	75,259,085	80,180,880	80,180,880
Accounts receivable from related companies (3)	156,492	156,492	147,682	147,682
Bank loans (1)	13,057,542	11,588,575	17,736,697	14,365,502
Bonds payable (2)	648,228,554	722,044,324	685,684,184	752,078,561
Leasing agreements (3)	14,481,105	14,481,105	18,149,706	18,149,706

(1)             The fair values are based on discounted cash flows using market-based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of corporate bonds is classified as Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

15.1.1 Bank obligations, current

										Maturity		Total
	Indebted Entity			Creditor Entity			Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2017	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97032000-8	Banco Bilbao Viscaya Argentaria,	Chile	Chilean pesos	Monthly	3,64%	3,64%	—	300,000	300,000	—
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	2,13%	2,13%	—	709,794	709,794	655,752
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	20,00%	20,00%	75,863	9,889,270	9,965,133	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	20,00%	20,00%	55,994	3,296,423	3,352,417	336,062
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	15,25%	15,25%	—	—	—	39,942
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBBVA Banco Frances	Argentina	Argentine pesos	Monthly	15,25%	15,25%	—	—	—	34,861
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	—	—	—	12,017,942
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7,48%	7,48%	11,688	286,768	298,456	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	6,63%	6,63%	592,682	766,789	1,359,471	954,556
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	7,15%	7,15%	278,803	1,332,944	1,611,747	2,839,713
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	4,50%	4,50%	1,905,762	635,254	2,541,016	3,731,059
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	6,24%	6,24%	—	11,331,969	11,331,969	—
Total												31,470,003	20,609,887

15.1.2 Bank obligations, non-current December 31, 2017

										Maturity
	Indebted Entity			Creditor Entity			Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years Up to 5	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	12.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Bice	Chile	Unidad de fomento	Semiannually	2,1%	2,1%	2,092,245	—	—	—	—	2,092,245
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	7,48%	7,5%	125,461	125,461	125,461	627,305	—	1,003,688
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itaú	Brazil	Brazilian real	Monthly	6,6%	6,6%	504,700	197,779	44,639	128,887	—	876,005
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	7,2%	7,2%	1,593,608	1,202,096	663,779	2,449,851	—	5,909,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4,5%	4,5%	3,176,270	—	—	—	—	3,176,270

Total															13,057,542

15.1.2 Bank obligations, non-current December 31, 2016

										Maturity
													More than 4
	Indebted Entity			Creditor Entity			Type	Effective	Nominal	1 year up to	More than 2 years	More than 3 years	years Up to 5	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	1,485,327	547,219	431,726	—	—	2,464,272
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	1,985,981	3,042,278	2,832,515	158,490	—	8,019,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	4,213,075	2,106,537	—	—	—	6,319,612
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Unidad de fomento	Semiannually	3.43%	3.43%	933,549	—	—	—	—	933,549

Total															17,736,697

15.2.1        Bonds payable

	Current		Non-current		Total
Composition of bonds payable	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	20,547,117	27,112,986	651,459,940	690,150,930	672,007,057	717,263,916
Expenses of bond issuance and discounts on placement	(390,822)	(383,158)	(3,231,386)	(4,466,746)	(3,622,208)	(4,849,904)
Net balance presented in statement of financial position	20,156,295	26,729,828	648,228,554	685,684,184	668,384,849	712,414,012

15.2.2     Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

Bonds, current portion	Series	Face amount	Unit of Adjustment	Interest rate	final Maturity	Interest Payment	Date Amortization of capital	12.31.2017	12.31.2016
								ThCh$	ThCh$
CMF Registration N°640 CMF 08.23.2010	A	—	UF	3.0%	08.15.2017	Semiannually	02.15.2017	—	6,660,552
CMF Registration N°254 CMF 06.13.2001	B	2.333.646	UF	6.5%	06.01.2026	Semiannually	06.01.2018	6,071,687	5,656,992
CMF Registration N°641 08.23.2010	C	1.500.000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	597,049	587,020
CMF Registration N°759 08.20.2013	C	750.000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	6,959,157	6,929,828
CMF Registration N°760 08.20.2013	D	4.000.000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	1,502,299	1,487,844
CMF Registration N°760 04.02.2014	E	3.000.000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	998,409	978,933
Bonds USA	-	575.000.000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	4,418,516	4,811,817
Total current portion								20,547,117	27,112,986
Bonds non-current portion
CMF Registration N°254 CMF 06.13.2001	B	2.333.646	UF	6.5%	06.01.2026	Semiannually	06.01.2018	56,795,423	61,486,857
CMF Registration N°641 08.23.2010	C	1.500.000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	40,197,210	39,521,970
CMF Registration N°759 08.20.2013	C	750.000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	13,399,069	19,760,985
CMF Registration N°760 08.20.2013	D	4.000.000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	107,192,560	105,391,920
CMF Registration N°760 04.02.2014	E	3.000.000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	80,394,428	79,043,948
Bonds USA	-	575.000.000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	353,481,250	384,945,250
Bonds non-current portion								651,459,940	690,150,930

Accrued interest included in the current portion of bonds totaled ThCh$8,105,642 and ThCh$8,646,270 at December 31, 2017 and December 31, 2016, respectively.

15.2.3                       Non-current maturities

		Year of maturity				Total non- current
	Series	more than 1 to 2	more than 2 to 3	more than 3 to 4	More than 5	12.31.2017
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	6,115,168	6,512,654	6,935,977	37,231,622	56,795,421
SVS Registration N°641 08.23.2010	C	—	—	3,654,292	36,542,918	40,197,210
SVS Registration N°759 08.20.2013	C	6,699,535	6,699,535	—	—	13,399,070
SVS Registration N°760 08.20.2013	D	—	—	—	107,192,561	107,192,561
SVS Registration N°760 04.02.2014	E	—	—	—	80,394,428	80,394,428
Bonds USA	—	—	—	—	353,481,250	353,481,250
Total		12,814,703	13,212,189	10,590,269	614,842,779	651,459,940

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating as of December 31, 2017:

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2017, is the following:

BBB                     :                    Standard&Poors rating

BBB+              :                    Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5                                                              Restrictions

15.2.5.1                                                    Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.0% maturing on October 1, 2023.  These bonds do not have financial restrictions.

15.2.5.2                                                    Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

The outstanding series as of December 31, 2017, is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50% annual interest rate. The balance of outstanding capital as of December 31, 2017 is UF 2,333 million.

Series B was issued with charge to the bonds line registered with the Securities Registered under number 254 dated September 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2017, indebtedness level is 0.84 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is detailed as follows (in thousand Chilean pesos):

As of December 31, 2017, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	67,981,405
Other non-current financial liabilities	675,767,201
(-) Other non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Equity	813,233,349

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2017, this index is 1.62 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,064,208,143
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,002,309,310

Consolidated liabilities payable not guaranteed	1,301,626,118
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Unsecured Consolidated Liabilities Payable (adjusted)	1,239,727,285

Restrictions regarding bond lines registered in the Securities Registered under number 641.

Because of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of December 31, 2017, the balance of outstanding capital is UF 1.5 million.

Series C was issued with charge to the Bond Lines registered with the Securities Registrar, under number 641, on August 23, 2010.

Regarding Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of December 31, 2017, Net Financial Debt was 0.65 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	67,981,405
Other non-current financial liabilities	675,767,201
(-) Cash and cash equivalent	(136,242,116)
(-) Other current financial assets	(14,138,161)
(-) Other non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Equity	813,233,349

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of December 31, 2017, this index is 1.62 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,064,208,143
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,002,309,310

Consolidated liabilities payable not guaranteed	1,301,626,118
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Unsecured Consolidated Liabilities Payable (adjusted	1,239,727,285

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2017 Net Financial Coverage level is 7.30 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and December 31, 2017	321,188,879
(+) Consolidated financial income between January 1 and December 31, 2017	11,194,375
(-) Consolidated Ebitda between January 1 and September 30, 2016	(55,220,369)

For the purpose of calculating the covenant, EBITDA was calculated as agreed in the bond issue.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuances were structured into three series.

•             Series C outstanding as of December 31, 2017, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of December 31, 2017, is UF 0.750 million.

•             Series D and E outstanding as of December 31, 2017, for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August 2013 (series D) and UF 3 million during April 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance as of December 31, 2017, of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2017, Indebtedness Level is 0.65 times of Consolidated Equity.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	67,981,405
Other non-current financial liabilities	675,767,201
(-) Cash and cash equivalent	(136,242,116)
(-) Other current financial assets	(14,138,161)
(-) Other non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Equity	813,233,349

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2017, this index is 1.62 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,064,208,143
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,002,309,310

Consolidated liabilities payable not guaranteed	1,301,626,118
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Unsecured Consolidated Liabilities Payable (adjusted	1,239,727,285

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of December 31, 2017, and December 31, 2016, the Company complies with all financial collaterals.

15.2.6                       Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding as of December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of December 31, 2017, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these consolidated financial statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

15.3.1                       Derivative contract obligations

Please see details in Note 20.

15.4.1                             Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days to	at	At
Name	Country	Tax ID	type	Type	Currency	Type	rate	rate	90 days	1 year	12.31.2017	12.31.2016
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itaú	Brazil	Brazilian real	Monthly	10.215%	10.227%	9,767	31,700	41,467	110,732
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	183,761	321,054	504,815	1,016,705
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	146,251	382,550	528,801	872,247
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	156,946	500,664	657,610	674,127
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	25,541	302,091	327,632	103,314
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	—	—	—	8,299

Total											2,060,325	2,785,424

15.4.2                             Non-current liabilities for leasing agreements December 31, 2017

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Name	Country	Tax ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2017
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	11,764	—	—	—	—	11,764
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	73,799	—	—	—	—	73,799
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	105,807	—	—	—	—	105,807
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	743.100	839,703	948,864	1,072,216	10,685,852	14,289,735
														14,481,105

15.4.3                     Non-current liabilities for leasing agreements December 31, 2016

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax, ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	2,476,445	2,234,004	2,138,183	2,138,183	7,535,257	16,522,072
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	591,576	—	—	—	—	591,576
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	54,327	—	—	—	—	54,327
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	624,937	—	—	—	—	624,937
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	356,794	—	—	—	—	356,794

Total															18,149,706

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	12.31.2017	12.31.2016
	ThCh$	ThCh$
Trade accounts payable	187,872,116	179,246,672
Withholdings tax	49,857,086	45,504,119
Accounts payable Inamar Ltda. (1)	356,221	8,312,403
Others	20,566,980	19,282,989
Total	258,652,403	252,346,183

Current	257,519,477	242,836,356
Non-current	1,132,926	9,509,827
Total	258,652,403	252,346,183

The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to eight years excluding renewal options.

Accruable liabilities pursuant to the Company’s operating leasing agreements are detailed as follows:

ThCh$
Maturity within one year	5,530,653
Maturity between one and five years	1,201,980
Maturity more than five years	1,944,717
Total	8,677,350

Total expenses related to operating leases maintained by the Company as of December 31, 2017 amount to ThCh$1,671,534.

(1)         On December 3, 2015, property was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$17,292,040 equivalent to UF 675,000, of which there is an approximate balance of ThUF 303. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

NOTE 17 — CURRENT AND NON-CURRENT PROVISIONS

17.1                                 Balances

This account is detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Litigation (1)	65,624,166	73,081,893
Total	65,624,166	73,081,893

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, detailed as follows:

Detail (see note 21.1)	12.31.2017	12.31.2016
	ThCh$	ThCh$
Tax Contingencies	49,185,234	63,543,782
Labor Contingencies	10,468,704	7,940,428
Civil Contingencies	5,970,228	1,597,683
Total	65,624,166	73,081,893

17.2                                 Movements

Movement of provisions is detailed as follows:

	12.31.2017			12.31.2016
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 01	73,081,893	—	73,081,893	64,301,817	—	64,301,817

Additional provisions	2,493,968	—	2,493,968	1,047,308	—	1,047,308
Increase (decrease) in existing provisions	(19,083,499)	—	(19,083,499)	(1,519,800)	—	(1,519,800)
Payments	22,985,793	—	22,985,793	4,276,851	—	4,276,851
Reverse unused provision (*)	(6,769,384)	—	(6,769,384)	(2,774,703)	—	(2,774,703)
Increase (decrease) due to foreign exchange differences	(7,084,605)	—	(7,084,605)	7,750,420	—	7,750,420
Total	65,624,166	—	65,624,166	73,081,893	—	73,081,893

(*) During the years 2017 and 2016 there has been a reversal of provisions amounting to Th$6,769,384 and Th$2,774,703, respectively, which resulted from fines demanded by the Brazilian Treasury on the use of IPI tax credits in the Free Zone of Manaus, because of favorable rulings on the subject for Rio de Janeiro Refrescos Ltda. from the Superior Chamber of Fiscal Resources (CSRF).

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Dividend payable	21,679,922	19,358,263
Other	5,328,055	1,413,318
Total	27,007,977	20,771,581

Current	27,007,977	20,612,791
Non-current	—	158,790
Total	27,007,977	20,771,581

NOTE 19 —   EQUITY

19.1                                 Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2017	2016	2017	2016	2017	2016
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1              Equity:

	Subscribed Capital		Paid-in capital
Series	2017	2016	2017	2016
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2                       Rights of each series:

•                                                   Series A: Elects 12 of the 14 Directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2017, the shareholders agreed to pay out of the 2016 earnings are final dividend to complete the 30% required by the Law 18,046 which was paid in May 2017, and an additional dividend was paid in August 2017.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Accumulated earnings at the date of IFRS adoption as of January 1, 2009, amounted to ThCh$ 19,260,703, of which ThCh$ 8,600,015 have been realized as of December 31, 2017, and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2017	Amount of accumulated earnings at 12.31.2017
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,907,228)	2,893,156
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,805,255	7,458,556
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(637,827)	308,976
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,444,960	—
Total		19,260,703	(8,600,015)	10,660,688

The dividends declared and paid per share are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share

2016	January	Interim	2015	17.00	18.70
2016	May	Final	2015	17.00	18.70
2016	August	Additional	Retained Earnings	17.00	18.70
2016	October	Interim	2016	17.00	18.70
2017	January	Interim	2016	19.00	20.90
2017	May	Final	2016	19.00	20.90
2017	August	Additional	Retained Earnings	19.00	20.90
2017	October	Interim	2017	19.00	20.90
2017	December (*)	Interim	2017	21.50	23.65

(*) This dividend is pending payment as of the closing date.

19.3                                 Reserves

The balance of other reserves includes the following:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(237,077,572)	(168,744,355)
Cash flow hedge reserve	(3,094,671)	(2,448,175)
Reserve for employee benefit actuarial gains or losses	(1,915,587)	(1,785,032)
Legal and statutory reserves	5,435,538	5,435,538
Total	185,049,228	254,159,496

19.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A., which was the value of the capital increase notarized in legal terms.

19.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4                       Legal and statutory reserves

The balance of other reserves is established through the following concept:

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 as of December 31, 2009

19.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	12.31.2017	12.31.2016
	ThCh$	ThCh$
Brazil	(90,156,924)	(58,306,230)
Argentina	(128,348,112)	(108,386,213)
Paraguay	(4,862,332)	10,545,453
Exchange rate differences in related companies	(13,710,204)	(12,597,365)
Total	(237,077,572)	(168,744,355)

The movement of this reserve for the fiscal years ended December 31, 2017 and December 31, 2016, is detailed as follows:

Details	12.31.2017	12.31.2016
	ThCh$	ThCh$
Brazil	(31,850,694)	30,138,065
Argentina	(19,961,899)	(23,472,215)
Paraguay	(15,407,785)	(11,183,004)
Exchange rate differences in related companies	(1,112,839)	3,219,956
Total	(68,333,217)	(1,297,198)

19.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. As of December 31, 2017 and December 31, 2016, this account is detailed as follows:

	Non-controlling Interests
	Ownership %		Shareholders’ Equity		Income
Details	2017	2016	December 2017	December 2016	December 2017	December 2016
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	13,765	12,209	5,590	5,502
Andina Empaques Argentina S.A.	0.0209	0.0209	2,213	2,062	711	785
Paraguay Refrescos S.A.	2.1697	2.1697	5,045,792	5,337,687	502,945	504,806
Vital S.A.	35.0000	35.0000	9,261,108	9,054,947	283,327	319,858
Vital Aguas S.A.	33.5000	33.5000	2,117,098	2,027,879	151,647	23,744
Envases Central S.A.	40.7300	40.7300	5,483,331	5,129,661	220,715	668,425
Total			21,923,307	21,564,445	1,164,935	1,523,120

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2017
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	56,112,755	61,723,035	117,835,790
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	118.56	130.42	124.49

Earnings per share	12.31.2016
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	43,107,979	47,418,012	90,525,991
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	91.08	100.19	95.64

NOTE 20 — DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets.

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for UF/USD and BRL/USD, for which it is necessary to discount future cash flows in UFs, in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the UF Zero-Coupon, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing dates as of December 31, 2017 and December 31, 2016, the Company held the following derivative instruments:

20.1     Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swaps associated with US Bonds

At December 31, 2017, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of December 31, 2017 amounted to ThCh$61,898,833. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$2,875,365 and has been recognized within other equity reserves as of December 31, 2017. The ineffective portion for ThCh$2,112,608 in losses associated with this hedge was recorded in other gains and losses as of December 31, 2017.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$ 13,443,698 as of December 31, 2017.

20.2. Forward currency transactions expected to be very likely:

During 2017 and 2016, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts was US$62.8 million as of December 31, 2017 (US$61.1 million as of December 31, 2016). These agreements were recorded at fair value, resulting in a net loss due to hedge recycling of ThCh$3,655,493 for the period ended December 31, 2017, and a hedge liability of ThCh$445,278 and an asset for the same concept of ThCh$ 469,019 as of December 31, 2017 (liability of ThCh$1,229,354 as of December 31, 2016). The agreements that ensure future flows of foreign currency have been designated as hedge as of December 31, 2017; there is a balance of ThCh$219,306 to be recycled to income statement.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

As of December 31, 2017, the Company had total assets related to its foreign exchange derivative contracts for ThCh$62,244,284 (ThCh$84,859,223 as of December 31, 2016) and liabilities related to its foreign exchange derivative contracts for ThCh$445,278 (ThCh$1,229,354 as of December 31, 2016). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:             quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December 31, 2017
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Current financial assets	—	469,019		469,019
Other non-current financial assets	—	61,898,833	—	61,898,833
Total assets	—	62,367,852	—	62,367,852

Liabilities
Current liabilities
Other current financial liabilities	—	445,278	—	445,278
Total liabilities	—	445,278	—	445,278

	Fair Value Measurements at December 31, 2016
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	4,678,343	—	4,678,343
Other non-current financial assets	—	80,180,880	—	80,180,880
Total assets	—	84,859,223	—	84,859,223
Liabilities
Current liabilities
Other current financial liabilities	—	1,229,354	—	1,229,354
Total liabilities	—	1,229,354	—	1,229,354

NOTE 21 — CONTINGENCIES AND COMMITMENTS

21.1                        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)   Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,340,027. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$663,274 to guaranty judicial liabilities

2)   Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$56,607,721. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees as of December 31, 2017 and December 31, 2016, amounted to ThCh$31,953,725 and ThCh$103,351,097 respectively.

To ensure fulfillment of the obligations arising from judicial proceedings faced in Brazil, Rio de Janeiro Refrescos Ltda., has taken guarantee insurance and guarantee letters amounting to R$682,849,162 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for R$598,745,218, was settled in favor of the Company, and additionally during 2017 several trials were settled in favor of the Company in the amount for R$135,282,155 however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$331,045,690

The Company rejects the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting R$1,082,396,664 (including readjustments of current lawsuits), the Company recorded a provision R$159,293,486 equivalent to ThCh$29,602,682.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criterion, an initial provision has been made in the business combination accounting for an amount of R$37.2 million equivalent to ThCh$ 6,916,453.

3)   Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$7,616,340. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)        Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh60,078. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2017	12.31.2016
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,991,202	17,777,078
Gas Licuado Lipigas S.A	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	—	6,924
Hospital Militar	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,727	4,648
Parque Arauco	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	5,345	—
Aeropuerto Nuevo Pudahuel	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	10,129	—
Hospital FACH	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	697	—
Inmob. E Invers. Supetar Ltda	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	4,579	4,579
Bodegas San Francisco Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	6,483	—
Maria Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamaciones Trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,626,086	3,833,788
Reclamaciones Civiles Y Tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	13,104,186	14,304,401
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	14,223,453	85,212,908
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	659	843
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	989	1,264
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	15,167
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	707	904
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	12	15
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	38,315	230,599
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	72,768	93,005
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,943	3,761
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	455,104	581,668
Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	140	179
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,934	7,584
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	8,249	23,468
Locadores Varios	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	53,900	47,397
Aduana De EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	6,608	11,226
Municipalidad De Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,755	7,356
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	8,853	11,315
Municipalidad De Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	128	163
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,226	20,367
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	62	79
Lopez Gustavo Gerardo C/Inti Saic Y Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	403	516
Fondo Fima Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	—	588,485
Fondo Firma Ahorro Pesos C	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	—	588,299
Tribunal Superior De Justicia De La Provincia De Córdoba	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	519	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	3,782	4,017
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	800	871
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	715	755
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,107	—
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,054	—
Fondo Fuma Premium B	Fondo Fuma Premium B	Subsidiary	Judicial deposit	Other current, financial assets	—	407,792
Total					50,651,324	123,795,126

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Warranty creditor	Name	Relationship	Guarantee	Type	12.31.2017	12.31.2016
					ThCh$	ThCh$
Importadora Casa y Regalos	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	2.050	2,050
Inmobiliaria e Inversiones Gestion Activa Ltda	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	4.585	4,585
Inmobiliaria Portofino	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	900	900
Teléfonica Chile S.A.	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	1.000	1,000
Inmobiliaria San Martin Logista S.A	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	3.461	3,461
Procesos trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	1.496.862	1,236,439
Procesos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	7.185.511	4,885,075
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	91.903.312	87,773,855
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	20.527.817	14,674,244
HSBC	Sorocaba Refrescos S.A.	Associate	Loan	co-signers	3.716.747	4,108,312
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2.449.103	2,682,170
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	63.777	1,142,642
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	347.990	369,963

NOTE 22 — FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of December 31, 2017, the Company maintains all of its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate in the amount of UF11.58 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$575 million, denominated in dollars, and practically 100% of which has been re-denominated to UF and BRL through Cross Currency Swaps.

Insurance net credit balances as of December 31, 2017 amounted to Th$220,693.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.              Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.                                          Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than US$ 250,000, and over 60 days expired, sale is suspended.  The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed US$1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than US$250,000 according to the country’s reality.

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60%between 60 and 91 days, 90%between 91 and 120 days overdue and 100% for more than 120 days.  Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.                                    Prepayment to suppliers

The Policy establishes that US$25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned.  The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required.  Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under US$25,000.

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A.  (AA rating —according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 87% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$66,872,384. A provision of ThCh$973,696 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.         Financial investments

The Company has a Policy that is applicable to all of the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration.  The companies of the group can invest in:

a.              Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1  (Fitch) or equivalent for deposits of less than 1 year and rated A (S&P) or equivalent for deposits of more than 1 year.

b.              Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with AA+ rating (S&P) or equivalent.

c.               Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)             Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of December 31, 2017, the Company maintains a net investment of ThCh$86,806,727 in Argentina, composed by the recognition of assets amounting to ThCh$190,848,657 and liabilities amounting to Ch$104,041,930. These investments accounted for 29.9% of the Company’s consolidated sales revenues

As of December 31, 2017, the Argentine peso devalued by 21.8% with respect to the Chilean peso.

During 2015, exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1,676,795 and a decrease in equity for ThCh$3,034,568, originated by lower asset recognition of ThCh$7,976,544 and by lower liabilities recognition of ThCh$4,941,976.

a.2 Investment in Brazil

As of December 31, 2017, the Company maintains a net investment of ThCh$267,651,617 in Brazil, composed by the recognition of assets amounting to ThCh$796,372,514 and liabilities amounting to ThCh$528,720,897. These investments accounted for 32.6% of the Company’s consolidated sales revenues.

As of December 31, 2017, the Brazilian Real devalued by 9.5% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$2,012,627 and a decrease in equity of ThCh$11,455,756, originated by lower asset recognition of ThCh$34,892,774 and by lower liabilities recognition of ThCh$23,437,018.

a.3 Investment in Paraguay

As of December 31, 2017, the Company maintains a net investment of ThCh$232,553,018 in Paraguay, composed by the recognition of assets amounting to ThCh$264,698,133 and liabilities amounting to ThCh$32,145,115. These investments accounted for 7.6% of the Company’s consolidated sales revenues.

As of December 31, 2017, the Paraguayan Guarani appreciated by 5.3% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$1,103,808 and a decrease in equity of ThCh$11,082,603 originated by lower asset recognition of ThCh$12,580,330 and lower liabilities recognition of ThCh$1,497,727.

b)            Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2017, the Company maintains a net liability position totaling ThCh$351,058,536, basically composed of bonds payable and leasing liabilities for ThCh$358,227,398 offset partially by financial assets denominated in dollars for ThCh$7,168,862.

Of total U.S. dollar liabilities, ThCh$327,632 correspond to leasing liabilities in Argentina. On the other hand, ThCh$357,899,766 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of December 31, 2017, to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$4,095,112.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations.  This policy stipulates a 12-month forward horizon.  As of December 31, 2017, US$62.8 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$6,533,169 as of December 31, 2017. Currently, the Company has contracts to hedge this effect in Chile, Argentina, Paraguay and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these consolidated financial statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$9,603,715 in earnings for the period ended December 31, 2017. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More than 1 year up to 2	More than 2 years up to 3	More than 3 up to 4	More than 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	32,732,672	29,206,944	25,412,890	24,610,641	270,652,205
Bond payable	60,165,940	43,047,365	42,814,906	39,559,134	734,352,340
Operating lease obligations	10,606,875	9,875,310	9,035,715	8,988,245	24,872,335
Purchase obligations	34,884,104	6,634,305	974,124	150,495	297,867
Total	138,389,591	88,763,924	78,237,635	73,308,515	1,030,174,747

NOTE 23 — EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2017	01.01.2016
Details	12.31.2017	12.31.2016
	ThCh$	ThCh$
Direct production costs	815,455,280	776,824,622
Payroll and employee benefits	287,458,526	288,293,137
Transportation and distribution	163,361,088	153,675,961
Marketing	29,209,904	39,981,813
Depreciation and amortization	99,163,891	97,334,452
Repairs and maintenance	34,253,824	34,511,508
Other expenses	181,249,647	173,168,224
Total	1,610,152,160	1,563,789,717

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

NOTE 24 — OTHER INCOME

Other income by function is detailed as follows:

	01.01.2017	01.01.2016
Details	12.31.2017	12.31.2016
	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	312,470	318,771
PIS/CONFINS Leasing tax recovery	—	1,034,040
Others	238,364	408,088
Total	550,834	1,760,899

NOTE 25 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2017	01.01.2016
Detail	12.31.2017	12.31.2016
	ThCh$	ThCh$
Contingencies and Non-operating fees	12,146,574	9,959,181
Tax on bank debits	7,669,234	7,006,261
Disposal and write-off of Property, plant and equipment	3,025,497	4,800,278
Decrease Purchase Price Allocation (PPA) in RP -Brazil (See note 17.2)	(6,769,384)	—
Others	629,550	999,447
Total	16,701,471	22,765,167

NOTE 26 — FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2017	01.01.2016
Detail	12.31.2017	12.31.2016
	ThCh$	ThCh$
Interest income	8,370,338	8,466,177
Other interest income	2,824,037	1,195,515
Total	11,194,375	9,661,692

b)             Finance expenses

	01.01.2017	01.01.2016
Detail	12.31.2017	12.31.2016
	ThCh$	ThCh$
Bond interest	42,178,816	41,652,154
Bank loan interest	5,553,485	3,990,853
Other interest costs	7,488,068	5,731,964
Total	55,220,369	51,374,971

NOTE 27 — OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2017	01.01.2016
Details	12.31.2017	12.31.2016
	ThCh$	ThCh$
Gains (loss) on derivative transactions	—	(1,466)
(Losses) gains on ineffective portion of hedge derivatives	(2,536,079)	(3,378,484)
Other income and (expenses)	(1,190)	(7,427)
Total	(2,537,269)	(3,387,377)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of December 31, 2017 and December 31, 2016, are the following:

CURRENT ASSETS	12.31.2017	12.31.2016
	ThCh$	ThCh$
Cash and cash equivalents	136,242,116	141,263,880
US Dollars	6,973298	53,073,628
Euros	17,245	4,926
Chilean pesos	80,985,719	48,891,546
Brazilian Real	21,779,408	26,072,201
Argentine Pesos	19,681,449	5,105,633
Paraguayan Guarani	6,804,997	8,115,946

Other financial assets	14,138,161	60,152,627
Unidad de Fomento	13,647,997	53,868,075
Brazilian Real	366,595	4,699,975
Argentine Pesos	123,569	—
Paraguayan Guarani	—	1,584,577

Other non-financial assets	5,611,861	8,601,209
US Dollars	70,975	37,052
Unidad de Fomento	9,790
Chilean pesos	3,049,402	5,830,276
Brazilian Real	1,447,790	1,773,583
Argentine Pesos	632,428	370,574
Paraguayan Guarani	401,476	589,724

Trade and other accounts receivable, net	191,284,680	190,524,354
US Dollars	541,579	1,265,303
Euros	112,763	308,578
Unidad de Fomento	1,673,147	2,354,310
Chilean pesos	75,797,942	71,977,019
Brazilian Real	75,387,122	74,902,213
Argentine Pesos	30,870,192	33,859,436
Paraguayan Guarani	6,901,935	5,857,495

Accounts receivable from related companies	5,370,232	5,788,683
US Dollars	16,674	—
Chilean pesos	5,172,144	5,788,683
Argentine Pesos	181,414	—

Inventory	131,363,000	144,709,348
US Dollars	3,046,600	5,469,362
	262,204	6,634
Chilean pesos	39,750,597	34,276,101
Brazilian Real	33,834,631	41,670,656
Argentine Pesos	43,857,361	51,163,685
Paraguayan Guarani	10,611,607	12,122,910

Current tax assets	—	1,702,296
Brazilian Real	—	1,702,296

Total Current Assets	484,010,050	552,742,397
US Dollars	10,649,127	59,845,345
Euros	392,211	320,138
Unidad de Fomento	15,330,934	56,222,385
Chilean pesos	204,755,804	166,763,625
Brazilian Real	132,815,546	150,820,924
Argentine Pesos	95,346,413	92,083,905
Paraguayan Guarani	24,720,015	26,686,075

NON-CURRENT ASSETS	12.31.2017	12.31.2016
	ThCh$	ThCh$
Other financial assets	74,259,085	80,180,880
Chilean pesos	2,212,688	16,697,871
Brazilian Real	63,531,839	63,483,009
Argentine Pesos	8,514,558	—

Other non-financial assets	47,394,345	35,246,823
Unidad de Fomento	—	269,333
Chilean pesos	395,857	188,472
Brazilian Real	45,334,405	32,660,854
Argentine Pesos	1,626,255	2,079,079
Paraguayan Guarani	37,828	49,085

Trade and other receivables	2,395,851	3,527,732
Unidad de Fomento	2,335,322	3,436,831
Chilean pesos	—	7,021
Argentine Pesos	2,193	5,425
Paraguayan Guarani	58,336	78,455

Accounts receivable from related parties	156,492	147,682
Chilean pesos	156,492	147,682

Investments accounted for under the equity method	86,809,069	77,197,781
Chilean pesos	33,789,538	23,854,602
Brazilian Real	53,019,531	53,343,179

Intangible assets other than goodwill	663,272,878	680,996,062
US Dollars	3,959,421	—
Chilean pesos	307,165,028	306,067,525
Brazilian Real	188,401,129	208,399,580
Argentine Pesos	922,226	1,233,441
Paraguayan Guarani	162,825,074	165,295,516

Goodwill	93,598,217	102,919,505
Chilean pesos	9,523,767	9,523,767
Brazilian Real	72,488,336	80,125,090
Argentine Pesos	4,672,971	5,972,515
Paraguayan Guarani	6,913,143	7,298,133

Property, plant and equipment	659,750,499	666,150,885
US Dollars	190,365	1,038,400
Euros	5,362,096	5,787,857
Chilean pesos	271,391,436	277,939,125
Brazilian Real	240,781,729	221,111,732
Argentine Pesos	77,580,966	89,379,062
Paraguayan Guarani	64,443,907	70,894,709

Deferred income tax assets	3,212,981	—
Argentine Pesos	3,212,981	—

Total Non-Current Assets	1,630,849,417	1,646,367,350
US Dollars	4,149,786	1,038,400
Euros	5,362,096	5,787,857
Unidad de Fomento	2,335,322	3,706,164
Chilean pesos	624,634,806	634,426,065
Brazilian Real	663,556,969	659,123,444
Argentine Pesos	96,532,150	98,669,522
Paraguayan Guarani	234,278,288	243,615,898

	As of December 31, 2017			As of December 31, 2016
CURRENT LIABILITIES	Until 90 days	More 90 days until 1 year	Total	Until 90 days	More 90 days until 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	13,536,530	54,444,874	67,981,405	12,287,632	52,512,938	64,800,570
US Dollars	25,540	4,563,131	4,588,671	24,684	6,020,277	6,044,961
Unidad de Fomento	6,735,155	9,892,144	16,627,299	10,035,543	12,637,744	22,673,287
Chilean peso	—	10,342,404	10,342,404	—	9,148,589	9,148,589
Brazilian real	5,084,725	15,589,691	20,674,417	1,816,540	22,376,912	24,193,452
Argentine peso	1,691,110	13,185,694	14,876,803	410,865	1,590,238	2,001,103
Paraguayan Guaraní	—	871,811	871,811	—	739,178	739,178

Trade and other accounts payable	251,551,666	5,967,811	257,519,477	240,350,658	2,485,698	242,836,356
US Dollars	11,716,262	29,728	11,745,990	8,331,196	—	8,331,196
Euros	2,202,581	80,070	2,282,651	4,958,363	—	4,958,363
Unidad de Fomento	2,198,131	—	2,198,131	8,312,403	—	8,312,403
Chilean peso	82,576,800	5,823,291	88,400,091	68,190,344	2,466,116	70,656,460
Brazilian real	74,524,169	—	74,524,169	58,354,740	—	58,354,740
Argentine peso	69,859,508	52,403	69,911,911	85,051,314	19,582	85,070,896
Paraguayan Guaraní	8,472,550	(17,681)	8,454,869	7,152,298	—	7,152,298
Other Currency	1,665	—	1,665	—	—	—

Trade and other accounts payable to related companies	33,728,629	232,808	33,961,437	44,120,335	—	44,120,335
Chilean peso	15,297,780	232,808	15,530,588	12,927,085	—	12,927,085
Brazilian real	18,430,849	—	18,430,849	20,917,319	—	20,917,319
Argentine peso	—	—	—	10,275,931	—	10,275,931

Provisions	2,616,340	60,078	2,676,418	622,993	59,785	682,778
Chilean peso	2,616,340	—	2,616,341	622,993	—	622,993
Paraguayan Guaraní	—	60,078	60,078	—	59,785	59,785

Income taxes payable	543,874	2,641,091	3,184,965	—	10,828,593	10,828,593
Chilean peso	184,406	—	184,406	—	2,785,425	2,785,425
Brazilian real	359,468	359,468	718,936	—	—	—
Argentine peso	—	2,155,680	2,155,680	—	7,613,012	7,613,012
Paraguayan Guaraní	—	125,943	125,943	—	430,156	430,156

Employee benefits current provisions	—	35,955,643	35,955,643	—	35,653,431	35,653,431
Chilean peso	—	6,365,543	6,365,543	—	6,177,733	6,177,733
Brazilian real	—	16,412,363	16,412,363	—	17,117,494	17,117,494
Argentine peso	—	12,371,827	12,371,827	—	11,640,535	11,640,535
Paraguayan Guaraní	—	805,911	805,911	—	717,669	717,669

Other non-financial liabilities	648.171	26.359.806	27.007.977	1,705,768	18,907,023	20,612,791
Unidad de Fomento	—	—	—	204,724	—	204,724
Chilean peso	190.529	26.111.396	26.301.926	1,198,755	18,729,079	19,927,834
Argentine peso	457.642	—	457.642	302,289	—	302,289
Paraguayan Guaraní	—	248.410	248.410	—	177,944	177,944

Total current liabilities	302.625.210	125.662.112	428.287.322	299,087,386	120,447,468	419,534,854
US Dollars	11.741.801	4.592.859	16.334.660	8,355,880	6,020,277	14,376,157
Euros	2.202.581	80.070	2.282.651	4,958,363	—	4,958,363
Unidad de Fomento	8.933.286	9.892.144	18.825.430	18,552,670	12,637,744	31,190,414
Chilean peso	100.865.856	48.875.441	149.741.297	82,939,177	39,306,942	122,246,119
Brazilian real	98.399.211	32.361.522	130.760.733	81,088,599	39,494,406	120,583,005
Argentine peso	72.008.260	27.765.604	99.773.864	96,040,399	20,863,367	116,903,766
Paraguayan Guaraní	11,085,414	1,830,641	12,916,055	7,152,298	2,124,732	9,277,030
Other Currency	1,665	—	1,665	—	—	—

	As of December 31, 2017				As of December 31, 2016
NON-CURRENT LIABILITIES	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	8,185,760	8,153,246	659,428,194	675.767.201	45,118,483	30,672,918	645,779,186	721,570,587
US$ Dollars	513,788	—	350,016,750	349.502.962	—	—	379,760,266	379,760,266
Unidad de Fomento	—	2,092,245	298,725,592	300.817.836	25,399,983	23,132,311	258,325,173	306,857,467
Brazilian real	8,699,549	6,061,002	10,685,852	25.446.403	19,361,706	7,540,607	7,693,747	34,596,060
Argentine peso	—	—	—	—	356,794	—	—	356,794

Trade and other payables	1,132,926	—	—	1.132.926	9,509,827	—	—	9,509,827
US$ Dollars	748,565	—	—	748.565	1,200,187	—	—	1,200,187
Unidad de Fomento	—	—	—	—	8,003,199	—	—	8,003,199
Chilean peso	356,221	—	—	356.221	304,124	—	—	304,124
Argentine peso	28,140	—	—	28.140	2,317	—	—	2,317

Provisions	62,947,748	—	—	62.947.748	72,399,115	—	—	72,399,115
Chilean peso	5,000,000	—	—	5.000.000	—	—	—	—
Brazilian real	56,607,720	—	—	56.607.720	71,115,841	—	—	71,115,841
Argentine peso	1,340,028	—	—	1.340.028	1,283,274	—	—	1,283,274

Deferred income tax liabilities	19,317,807	91,769	105,794,989	125.204.566	13,035,795	14,627,908	97,945,099	125,608,802
Chilean peso	252,448	91,769	92,319,662	92.663.879	—	—	97,945,099	97,945,099
Brazilian real	19,065,360	—	—	19.065.360	16,659,246	—	—	16,659,246
Argentine peso	—	—	—	—	(3,623,451)	—	—	(3,623,451)
Paraguayan Guaraní	—	—	13,475,327	13.475.327	—	14,627,908	—	14,627,908

Post-employment benefit liabilities	359,760	62,742	7,863,853	8.286.355	364,502	—	7,793,243	8,157,745
Chilean peso	163,756	62,742	7,863,853	8.090.351	181,257	—	7,793,243	7,974,500
Paraguayan Guaraní	196,004	—	—	196.004	183,245	—	—	183,245

Other non-financial liabilities	—	—	—	—	158,790	—	—	158,790
Brazilian real	—	—	—	—	158,790	—	—	158,790

Total non-current liabilities	91,944,002	8,307,759	773,087,036	873.338.796	140,586,512	45,300,826	751,517,528	937,404,866
US$ Dollars	234,777	—	350,016,750	350.251.527	1,200,187	—	379,760,266	380,960,453
Unidad de Fomento	—	2,092,246	298,725,592	300.817.837	33,403,182	23,132,311	258,325,173	314,860,666
Chilean peso	5,772,425	154,511	100,183,515	106.110.451	485,381		105,738,342	106,223,723
Brazilian real	84,372,628	6,061,002	10,685,852	101.119.482	107,295,583	7,540,607	7,693,747	122,529,937
Argentine peso	1,368,168	—	—	1.368.168	(1,981,066)	—	—	(1,981,066)
Paraguayan Guaraní	196,004	—	13,475,327	13.671.331	183,245	14,627,908	—	14,811,153

NOTE 29 — THE ENVIRONMENT (unaudited)

The Company has made disbursements totaling ThCh$ 2,184,723 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others,

These disbursements by country are detailed as follows:

	Period ended 2017		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be Recorded as expenses	To be capitalized to Property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,061,569	—	—	—
Argentina	357,999	—	—	—
Brazil	464,022	69,689	—	—
Paraguay	64,216	167,228	7,061	18,389
Total	1,947,806	236,917	7,061	18,389

NOTE 30 - AUDITORS’ FEES

Details of the fees paid to the external auditors are detailed as follows:

Description	12,31,2017	12,31,2016
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	805,381	845,770

NOTE 31 — SUBSEQUENT EVENTS

A stock purchase and sale agreement (the “Agreement”) has been entered into on January 5, 2018, by and between Embotelladora Andina S.A., Embonor S.A., Coca-Cola del Valle New Ventures, S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A. as seller.

In this Agreement the parties agreed to the terms and conditions for transferring 100% ownership of the shares of Comercializadora Novaverde S.A. (“Novaverde”), a company dedicated to the processing and commercialization of fruits, ice cream, vegetables and food in general, mainly under the Guallarauco brand. The Transaction does not contemplate the acquisition of the business lines of avocado sales and the representation of General Mills.

Pursuant to the Agreement, materialization will occur after certain preceding conditions, including but not limited to, the authorization of the transaction by Chile’s National Economic Prosecutor’s Office.

Should the transaction be materialized, the purchase price of 100% of the shares of Novaverde would be around the equivalent of 1,785,374 Unidades de Fomento, less the value of the financial debt of Novaverde at the time the transaction is materialized. This price may be amended based on the purchase price adjustments set forth in the Agreement.

Once the sale has been perfected, the shareholdings in Novaverde will be as follows: (i) Coca-Cola del Valle New Ventures S.A. will own 2,999,994 shares, (ii) Coca-Cola de Chile S.A. will own 3 shares, (iii) Embotelladora Andina S.A. will own 2 shares; and (iv) Coca-Cola Embonor S.A. will own 1 share. As Embotelladora Andina S.A. is a shareholder of Coca-Cola del Valle New Ventures, S.A., its direct and indirect ownership in the equity capital of Novaverde, will be approximately 35%.

Except for the aforementioned, there are no subsequent events that may significantly affect the Company’s consolidated financial position as of December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, March 23, 2018